[LETTERHEAD OF DECHERT LLP]

September 10, 2009

Keith A. O’Connell

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re: ALPS ETF Trust (the “Trust”) (File Nos. 333-148826; 811-22175)

Dear Mr. O’Connell:

In connection with the filing of Post-Effective Amendment No. 9 to the Trust’s Registration Statement on Form N-1A, we hereby represent, pursuant to Rule 485(b), that the said Post-Effective Amendment No. 9 filed pursuant to Rule 485(b) under the Securities Act of 1933 does not contain any disclosures which would render it ineligible to become effective pursuant to said Rule 485(b).

Sincerely,

/s/ Stuart M.. Strauss

Stuart M. Strauss